 **Swire Pacific**

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 5445

RECEIVED
2005 JAN 12 P 3:23
FICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref: CSA/PAC1/24

3rd January 2005

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA



05005182

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Secretary

Encl.
c.c. Brian Ho (BONY NY)

MY/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2004.doc


SWIRE PACIFIC

Swire Pacific Limited

(Incorporated in Hong Kong with limited liability)
(Stock Codes : 00019 and 00087)

CHANGE OF CHAIRMAN

Swire Pacific Limited ("the Company") announces that with effect from 1st January 2005, James Wyndham John HUGHES-HALLETT has taken up a new role in London as Chairman of John Swire & Sons Limited ("Swire") and has stepped down as Chairman of the Board, but remains a non-executive director of the Company.

Mr. D.M. Turnbull, currently an executive director of the Company, has been elected Chairman of the Board to succeed Mr. Hughes-Hallett.

Mr. Turnbull, aged 49, joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has been an executive director of the Company since November 1996 with responsibility for the Aviation division. He is also Chairman of Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited, a director of Swire Properties Limited and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited. He has an honours degree in Economics.

Mr. Turnbull does not have a service contract with the Company, but is being seconded to the Company by the Swire group under the agreement for services referred to in the Company's announcement dated 1st December 2004. In accordance with the articles of association of the Company, he will hold office as a director until the annual general meeting to be held in 2006 and will then be eligible for re-election; thereafter he will retire as a director at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election.

Mr. Turnbull has a personal beneficial interest in 1,266 'A' shares of the Company. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

As stated above, Mr. Turnbull is Chairman of John Swire & Sons (H.K.) Limited, a wholly-owned subsidiary of Swire, which is the controlling shareholder of the Company. In addition, he is also an employee of Swire. Apart from this, he has no relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

The remuneration of senior managers employed by Swire is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Mr. Turnbull's emoluments are determined in accordance with this policy. He receives an annual salary which together with various allowances amounts to approximately HK$6,755,000 and is eligible to receive performance related discretionary bonuses. He is also entitled to housing and other benefits in kind and to participate in a contributory provident fund.

As at the date of this announcement, the directors of the Company are:
Executive Directors: M. Cubbon, D. Ho, K.G. Kerr and D.M. Turnbull;
Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: D.G. Eldon, C.K.M. Kwok, C. Lee, M.M.T. Yang and M.C.C. Sze.

By Order of the Board

Swire Pacific Limited
Margaret Yu
Company Secretary
Hong Kong, 1st January 2005